Exhibit 99.1

Antonio Filosa Announces New Stellantis Leadership Team on First Day as CEO

AMSTERDAM, June 23, 2025 – Antonio Filosa today takes up the role as Chief Executive Officer of Stellantis N.V. and announces his new Stellantis Leadership Team, effective immediately, drawing on the deep bench of industry expertise from Stellantis’ teams around the world.

“It is my great privilege to take the lead of Stellantis, a global company with deep regional roots,” said CEO Antonio Filosa. “We have unique strengths in our great people, our iconic brands and our millions of customers, whose loyalty to our Company, its fantastic products and its unique stories can only inspire us to new achievements.”

The new appointments, which build on the organizational changes announced in February 2025, underline Stellantis’ breadth and depth of talent. The team structure emphasizes the choice of locating product decision-making close to the regions where Stellantis’ cumulative knowledge is second to none, harnessing the power and emotion of its brands to meet and exceed the needs and desires of its customers worldwide.

Antonio Filosa added: “The team I’m announcing today draws on all that is best in Stellantis, leaders from within who bring a people-first mindset, a profound understanding of our brands, our products and our customers, best-in-class expertise and an entrepreneurial spirit that will be vital to our success. We all share an immense pride in our history and a constant dedication to building our future together, and in close collaboration with our dealers, suppliers, partners and communities. With the talent and passion of this team, we will harness our multiple strengths to make Stellantis one of the winners in this next era for our Company and our industry.”

The Stellantis Leadership Team (SLT) announced today is as follows:

•Antonio Filosa, CEO, retains his role as head of North America and American Brands.

•Doug Ostermann, CFO, takes responsibility for mergers and acquisitions and joint ventures.

•Jean-Philippe Imparato continues in his role as head of Enlarged Europe & European Brands, which will now also include Maserati.

•Emanuele Cappellano joins the SLT in his role of head of South America and takes responsibility for Stellantis Pro One, the Company’s commercial vehicles business unit.

•Philippe de Rovira is appointed to lead Rest of World and retains responsibility for Stellantis Financial Services.

•Davide Mele joins the SLT to lead Product Planning.

•Ned Curic continues his leadership of Product Development & Technology.

•Sébastien Jacquet, who was appointed head of Quality earlier this month, joins the SLT.

•Monica Genovese is appointed head of Purchasing.
•Scott Thiele takes on a newly created role as head of Supply Chain and joins the SLT, bringing together activities previously located in Planning and Manufacturing.

•Arnaud Deboeuf continues to lead Manufacturing.

•Xavier Chéreau continues to lead Human Resources and Sustainability.

•Clara Ingen-Housz joins the SLT in her role as head of Corporate Affairs & Communications.

In addition to the Stellantis Leadership Team, the following four executives will also report directly to the CEO:

•Ralph Gilles as head of Design.

•Olivier Francois as head of Marketing.

•Alison Jones now leads Parts & Services and Circular Economy.

•Giorgio Fossati as General Counsel.

Richard Palmer will continue as a strategic advisor to the Company.

Antonio Filosa concluded: “As we move into this next chapter of our Stellantis history, I would like to take this opportunity to express my sincere thanks to Maxime Picat and to Béatrice Foucher for their notable contributions to Stellantis during their many years of dedicated service. We all wish them the best in their future endeavors.”

Biographies and photos are available at the following link: https://www.stellantis.com/en/company/governance/stellantis-leadership-team

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com